mark C Lee
E-mail: mark.lee@bullivant.com
March 1, 2007
Via EDGAR and Federal Express
Rolaine S. Bancroft
Staff Attorney — Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Chartwell International, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
Registration No. 333-140347
Dear Ms. Bancroft:
     On behalf of Chartwell International, Inc. (“Chartwell”), we wanted to inform you that Chartwell filed Pre-Effective Amendment No.1 to its registration statement on Form SB-2 combining prospectuses (under Registration Statement No. 333-140347 and Registration Statement No. 333-129493) under Rule 429 of the Securities Act. To facilitate any review you may perform, we are including courtesy copies of the amended registration statement and marked copies of the amended registration statement indicating the changes made thereon from Chartwell’s registration statement on Form SB-2 filed with the Commission on January 31, 2007.
     Upon completion of your review, we respectfully request that the above-captioned registration statement be ordered effective immediately, or as soon as practicable thereafter. Please contact me directly with any further questions that you may have.

Sincerely

/s/ Mark C Lee

MCL/jb
cc: Paul Biberkraut